

Mail Stop 7010

July 27, 2007

Via U.S. mail

Scott Houghton
Big Bear Resources Inc.
Suite 804 – 1238 Melville Street
Vancouver, British Columbia V6E 4N2
Canada

> **Re: Big Bear Resources Inc.**
> **Registration Statement on Form SB-2**
> **Filed June 29, 2007**
> **File No. 333-144226**

Dear Mr. Houghton:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Directors, Executive Officers, Promoters and Control Persons

1. Please provide a description of each director and officer's business experience for the past five years. We note your president, Scott Houghton, and your secretary and treasurer, Korina Houghton, were both officers and directors of Pan American Energy Corporation. Indicate the business of Pan American at the time they were associated with that company.

2. Provide the disclosure called for in Item 401(d) of Item S-B regarding certain legal proceedings involving your directors, officers, promoters or control persons. If your directors, officers, promoters or control persons have not been involved in such legal proceedings, please provide disclosure to that effect in the registration statement.

Certain Relationships and Related Transactions, page 24

3. Disclose the option agreement dated January 15, 2007 between the company and Scott C. Houghton as a related party transaction. Include a discussion of the terms of the agreement and the negotiations surrounding the purchase of the option. See Item 404 of Regulation S-B. Further attach the Option Agreement as an exhibit to your registration statement as a material contract. Finally, provide a risk factor regarding the option agreement and the fact that the other party to the agreement is a related party.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any questions regarding our comments.

                                    Sincerely,

                                    H. Roger Schwall
                                    Assistant Director

Cc: J. Madison

        Via Facsimile
        James Parsons
        (425) 451-8568